Kenneth J. Rollins

T: +1 858 550 6136

krollins@cooley.com

September 16, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christie Wong, Al Pavot, Joshua Gorsky and Laura Crotty

Re:	Silverback Therapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 11, 2022
File No. 001-39756

Ladies and Gentlemen:

On behalf of Silverback Therapeutics, Inc., (the “Company”), we are responding to the comments (the “Comments”) of the staff of the Securities and Exchange Commission (the “Staff”) contained in its letter, dated September 9, 2022, relating to the above referenced Preliminary Proxy Statement on Schedule 14A (the “PREM14A”).

In response to the Comments, the Company is publicly filing via EDGAR a revised Preliminary Proxy Statement on Schedule 14A (the “PRER14A”, and together with the PREM14A, the “Preliminary Proxy Statement”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the PRER14A. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the PRER14A.

Preliminary Proxy Statement on Schedule 14A filed August 11, 2022

Summary, page 11

1.

We note various statements throughout the filing based on the assumption that “neffy is approved by the FDA within ARS Pharma’s expected timeframe”. However, we also note that ARS Pharma has not yet submitted a NDA to the FDA in relation to neffy. Please revise your disclosure in all places where such assumption appears to make clear that the timing of regulatory approvals is outside of the companies’ control, may be delayed, and is uncertain.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 13, 32, 38, 102, 121, 170, 174, 175, 176, 214, 215 and 217 of the PRER14A.

2.

We note your disclosure that “[d]ata from ARS Pharma’s studies of neffy in more than 500 subjects demonstrated epinephrine was delivered at doses that are considered efficacious[.]” We also note your disclosure on page 171 that your product demonstrates a “[p]otentially improved

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safety profile compared to injection products[.]” Please revise these and similar statements indicating or implying that your product is, or will be determined to be, safe and effective. Safety and efficacy determinations are solely within the authority of the FDA or similar regulators.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 12, 44, 170, 172, 183, and 214 of the PRER14A.

3.

We note your disclosure on page 175 that in 2020 ARS Pharma signed an exclusive licensing agreement with Recordati to commercialize neffy in Russia and the Commonwealth of Independent States. Please discuss here or elsewhere in your proxy statement the direct or indirect impact of Russia’s invasion of Ukraine on this licensing agreement. In addition, please also consider any impact:

•

resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls, including the impact of any risks that may impede your ability to sell assets located in Russia or Belarus, including due to sanctions affecting potential purchasers;

•

resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation; and

•	that may result if Russia or another government nationalizes your assets or operations in Russia or Belarus.

Additionally, to the extent material, please disclose the risk that you may suffer reputational damage from your potential operations in Russia during the ongoing conflict between Russia and Ukraine, which could negatively impact the overall demand for your products or services, including your operations or your results of operations.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 60 of the PRER14A. Additionally, the Company respectfully informs the Staff that if ARS Pharma’s commercialization partner, Recordati, is unable to commercialize neffy in Russia and/or the Commonwealth of Independent States (“CIS”), the anticipated direct and/or indirect impact to ARS Pharma is expected by ARS Pharma to be immaterial given the small utilization and awareness of epinephrine products, particularly novel epinephrine products in development such as neffy, in Russia and CIS.

Risks Related to the Combined Company

The market price of the combined company’s common stock is expected to be volatile..., page 94

4.

We note your disclosure that following a decline in Silverback’s stock price, a federal securities class action complaint was filed against Silverback and certain of its officers and directors in the U.S. District for the Western District of Washington. Please revise this disclosure to explain when this litigation began and the current status of the litigation.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 96 of the PRER14A.

The combined company’s amended and restated certificate of incorporation will designate...the exclusive forums..., page 98

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5.	Please revise your disclosure here to also note that such an exclusive forum provision may make it more expensive for stockholders to bring a claim against you.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 98 of the PRER14A.

The Merger

Background of the Merger, page 110

6.

We note your disclosure that following scientific due diligence, “Silverback’s senior management made the decision not to move forward with Company D in the process due to it meeting fewer Criteria than the other reverse merger targets Silverback continued to advance[.]” Please explain which of the Criteria Company D did not meet.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 115 of the PRER14A.

7.

We note your disclosure that Silverback’s senior management “determined, based upon a[n] assessment of the Criteria, that ARS Pharma was the most promising reverse merger candidate[.]” Please provide further disclosure regarding Silverback’s senior management’s assessment of the Criteria when it determined that ARS Pharma was the most promising reverse merger candidate. For example, please explain which criterion weighed in favor of ARS Pharma as opposed to Company B or any of the other merger candidates.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 116 of the PRER14A.

8.

We note your disclosure that “[t]he Transaction Committee recommended to the Silverback Board that Silverback pursue a reverse merger with ARS Pharma based on scientific evaluation, competitive differentiation, regulatory risk, potential valuation consideration relative to the opportunity, commercial potential and commercial launch plan feasibility, meaningful near-term catalysts to achieve value appreciation using Silverback’s cash contribution, in addition to ARS Pharma’s own cash, estimated to be approximately $40 million as of May 17, 2022, including based on input from an experienced commercial advisor engaged to assess the market opportunity.” Please clarify whether the experienced commercial advisor referenced here was a separate advisor from SVB Securities. If so, please disclose the identity of that commercial advisor and describe its role in this process.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 117 of the PRER14A.

9.	We note your disclosure that on July 1, 2022 and on July 11, 2022, there were outstanding issues in the merger agreement. Please describe which terms remained at issue during these times.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 118 and 119 of the PRER14A.

Opinion of Silverback’s Financial Advisor

Additional Factors Observed by SVB Securities - ARS Pharma Valuation Analysis - Selected Companies, page 128

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10.

In relation to the Selected Companies, please revise your disclosure to explain the “certain financial and operating characteristics that could be considered similar to those of ARS Pharma” that were considered in selecting the companies, as well as any other criteria used in selecting the companies for analysis. In this regard, we note that the statement that each of the companies either has a lead product being marketed or in regulatory development is quite broad and provides little insight into the reasons for selection. Please also disclose whether, and if so why, SVB Securities excluded any companies meeting the selection criteria from the analyses.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 128 of the PRER14A.

Certain Unaudited Financial Projections, page 129

11.

We note your disclosure that the financial projections prepared by ARS Pharma and supplied to Silverback assumed, among other things, that neffy will launch in the third quarter of 2023. However, we note that ARS Pharma has not yet submitted a NDA to the FDA. Please explain how this timing was considered, as the launch of neffy is central to the projection calculations, and why such assumption was deemed appropriate.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 131 of the PRER14A.

Description of ARS Pharma’s Business

Our Pipeline: Suite of neffy Programs, page 173

12.	Please remove the statements on page 173 that you “anticipate approval in 2023” for neffy, as the timing of regulatory approvals is outside of the company’s control, may be delayed, and is uncertain.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 174 of the PRER14A.

Our Strategy, page 174

13.

Please revise your disclosure to provide more information regarding the feedback received by ARS Pharma from the FDA in a pre-NDA meeting held in mid-2021 as well as prior FDA interactions, referenced on page 174.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the feedback from the pre-NDA meeting held in mid-2021 is described in the third paragraph on page 180 of the PRER14A. However, in order to avoid any further confusion, we have removed the reference of the pre-NDA meeting from the first bullet on page 175 of the PRER14A.

Clinical Development of neffy, page 179

14.

Please provide further details regarding the clinical trials conducted by ARS Pharma, including, but not limited to, how many trials were conducted, where they were conducted, how patients were selected, whether the trials were conducted by third parties, and if so, the identities of those third parties.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 180 and 181 of the PRER14A.

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Page Five

Legal Proceedings, page 195

15.	Please provide further detail regarding the subject of the 414 patent (i.e., the intellectual property underlying the 414 patent).

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 196 of the PRER14A.

Unaudited Condensed Combined Financial Statements, page 247

16.	Please state that the information in the pro forma financial statements are presented in thousands, to be consistent with the financial statements of Silverback and ARS Pharmaceuticals Inc.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 248, 249, 250 and 255 of the PRER14A.

17.

With respect to Note 3, you indicated on page 143 that the exchange ratio and the post- Merger equity ownership may change if Silverback Net Cash is between $210 million and $255 million. Please state how this will change the estimated shares of Silverback common stock to be issued to ARS Pharma stockholders upon closing and the transaction accounting adjustments.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 253, 254 and 256 of the PRER14A.

General

18.

Please supplementally provide us with copies of all materials prepared by SVB Securities LLC and shared with your board of directors and their representatives, including any board books, transcripts and summaries of oral presentations, that were material to the board’s decision to approve the merger and the transactions contemplated thereby. We may have additional comments after we review those materials.

Response: In response to the Staff’s comment, the confidential board book prepared by SVB Securities LLC in connection with its opinion as presented to the board of directors of the Company at the meeting held on July 20, 2022 is being provided directly to the Staff by Cooley LLP on behalf of Wilmer Cutler Pickering Hale and Dorr LLP, as counsel to SVB Securities LLC, under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Rule”). In accordance with such Rule, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Preliminary Proxy Statement, including any amendments thereto. By separate letter, request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 has been made by SVB Securities LLC.

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Page Six

The Company respectfully requests the Staff’s assistance in completing the review of the PRER14A as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6136 or Rama Padmanabhan of Cooley LLP at (858) 550-6024 with any questions or further comments regarding the Company’s responses to the Comments.

Sincerely,

/s/ Kenneth J. Rollins
Kenneth J. Rollins Cooley LLP

cc:	Laura Shawver, Ph.D., Silverback Therapeutics, Inc.

Richard Lowenthal, M.S., MSEL, ARS Pharmaceuticals, Inc.

Rama Padmanabhan, Cooley LLP

Ethan Christensen, Inceptiv Law, Inc.

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